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                                                                  EXHIBIT 8.4 TO
                                                          REGISTRATION STATEMENT
                                                                     ON FORM S-4

                     [Letterhead of Arthur Andersen & Co.]


                                                                    June 6, 1994


HealthInfusion, Inc. & Subsidiaries
5200 Blue Lagoon Drive
Suite 200
Miami, Florida 33126

                   Re: Agreement and Plan or Merger in which HealthInfusion, Inc., a Florida corporation, will merge into and with HII Acquisition
    Company, a Florida corporation

Ladies and Gentlemen:

     On December 1, 1993, HealthInfusion, Inc. (Company) agreed to a merger transaction that would result in it becoming a subsidiary of a newly formed holding company that would also own Curaflex Health Services, Inc. (Curaflex) and Medisys, Inc. (Medisys) (the Three-Way Merger). On February 6, 1994, the three companies agreed to amend their original merger agreement to include T2 Medical, Inc. (T2) as a fourth party to the proposed merger (the Four-Way Merger). The new parent corporation of the group will be named Coram Healthcare Corporation (Coram).


     You have requested our opinion, solely with respect to Company and its shareholders as to certain Federal income tax consequences of a proposed merger, pursuant to an Agreement and Plan of Reorganization dated February 6, 1994, as amended on May 25, 1994 (Agreement). Pursuant to the Agreement, the following steps have or will have occurred, solely with respect to Company.


     1. Coram Healthcare Corporation (Coram) has formed a new wholly-owned subsidiary, HII Acquisition Company (Acquisition), a Florida Corporation.

     2. Acquisition will be merged (Merger) into and with (Company), a Florida corporation. Based on representations (see Exhibit I) provided to us, the transaction will be a merger under the laws of the state of Florida.


     The opinion given is based on the scope of our arrangement, the Agreement and representations (see Exhibit I) provided to us in a letter dated May 24, 1994 and it has been represented that we have been provided all the facts necessary to form our opinion.


     Any alteration of the facts or underlying assumptions may adversely affect our opinion.

PREMISE OF OPINION

     Our opinion is expressed only with respect to the federal income tax treatment of the Merger under the conditions described herein. We have reviewed the Internal Revenue Code of 1986 as amended (the Code) and the regulations thereunder as they relate to the proposed transaction, and we have also considered the current position of the Internal Revenue Service (the IRS) in such matters as reflected in published and

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private rulings and cases. However, federal income tax laws and their interpretations are subject to change, which could adversely affect this opinion. The opinion does not address any nontax issues or any state, local or foreign income tax issues, if any.

     Our opinion reflects what we regard to be the tax effects of the proposed Merger as described herein; nevertheless, it is an opinion only and should not be taken as an assurance of the ultimate tax treatment. The IRS, of course, is not bound by this opinion; however, should the IRS challenge the tax treatment of the transaction, we believe it is more likely than not that Company would prevail.

     If there is a change in applicable local law, the Code, the regulations and published rulings thereunder, the current administrative rulings, or in the prevailing judicial interpretation of the foregoing, the opinion expressed herein would necessarily have to be reevaluated in light of any such changes. We have no responsibility to update this opinion for events, transactions or circumstances occurring after this date.

PROPOSED TRANSACTION

     Pursuant to the Agreement described above, the business purpose and Merger terms in summary are as follows:

     Company's board of directors believes that the Merger is advisable and in the best interests of Company and its shareholders and, by a unanimous vote of the directors, approved the Merger agreement and the transactions contemplated thereby and has recommended that Company's shareholders vote in favor of the proposal to adopt the merger agreement. The Board believes that the Merger will provide for Company's shareholders to have continued equity participation in a larger, more diversified enterprise with enhanced geographic presence and a generally more active trading market. The Board also considered the views of Company's management concerning Company's competitive position, prospects, alternatives to the Merger, in light of an infusion therapy industry driven by the need for size in order to survive on-going pricing pressures imposed by third party payors.

     Upon the Merger of Acquisition into and with Company, shares representing at least 80% of the outstanding common shares of Company, will be automatically converted solely into common shares of Coram voting stock. Company has no other outstanding shares of stock other than the common share to be exchanged pursuant to the Merger. All shares of Company stock, other than shareholders who elect to exercise dissenter's rights, will be exchanged on an "as converted" basis of one share of Company for approximately .447 shares of Coram. Company will be the surviving corporation after the Merger.

     Each of Curaflex, Medisys and T2's shareholder's shall receive an opinion from its outside counsel regarding the federal income tax effects of their proposed merger as described in the Agreement.

     The foregoing represents a summary of the proposed transaction which is more fully described in the Agreement.

FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER

     Our opinion expressed below is addressed only to those federal income tax aspects relating to the Merger which in our judgment are material to Company and its shareholders. Based on the representations made (see Exhibit I), including but not limited that the Merger will constitute a merger under the governing statutes of the state of Florida, it is our opinion that:

     1. The Merger of Acquisition into and with Company will constitute a reorganization pursuant to Sections 368(a)(1)(A) and Section 368(a)(2)(E) of the Code.

     2. Company will be a party to the reorganization within the meaning of
        Section 368(b) of the Code.


     3. No gain or loss will be recognized by Company in the proposed transaction pursuant in Section 1032(a) of the Code.


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     4. The tax basis of the assets of Acquisition acquired by Company will be the same as the tax basis of the assets held immediately before the exchange by Acquisition, pursuant to Section 362(b) of the Code.

     5. The holding period of the assets of Acquisition acquired by the Company will include the period during which such assets were held by Acquisition pursuant to Section 1223(2) of the Code.

     6. No gain or loss will be recognized by Company shareholders upon the receipt of Coram voting stock solely in exchange for their common stock (except for fractional shares exchanged for cash) in the proposed transactions pursuant to Section 354(a)(1) of the Code.

     7. Gain, if any, will be realized to the extent proceeds exceed the stock basis by Company shareholders who receive both Coram stock and cash for fractional shares, Coram stock and cash for shareholders who elect to exercise dissenter's rights, or solely cash for shareholders who elect to exercise dissenter's rights in exchange for their Company common stock. Such gain will be recognized, but not in excess of the amount of cash or other property received. Generally, shareholders who receive cash for fractional shares will recognize capital gain, provided such shares are held as capital assets at the Effective Time and the exchange is not essentially equivalent to a dividend pursuant to Section 302 of the Code. Shareholders who elect to exercise dissenter's rights and receive both Coram stock and cash will recognize capital gain provided such shares are held as capital assets at the Effective Time and the exchange does not have the effect of the distribution as a dividend pursuant to Section 356(a)(2) of the Code. Shareholders who elect to exercise dissenter's rights and receive solely cash will recognize capital gain pursuant to Section 302 of the Code provided such shares are held as capital assets at the effective time and the shareholder is not deemed to constructively own Coram shares through attribution from related parties pursuant to Section 318(a) of the Code or complies with the provisions of Section 302(c)(2) of the Code. Essentially, stockholders who own shares of Coram subsequent to the exchange, or who are considered for federal income tax purposes constructively to own shares of Coram actually owned by other persons, may under certain circumstances, recognize dividend income equal to the full amount of the cash or other property they receive. The preceding discussion constitutes only a general description of certain income tax consequences that will apply to Company shareholders. Each shareholder should consult his or her own tax and financial advisor as to the character of such gain, if any, for federal income, estate, gift, state, local or foreign tax purposes.

     8. The basis of Coram stock received by Company shareholders will be the same as the basis of such Company stock surrendered in the exchange pursuant to Section 358(a)(1) of the Code.

     9. The holding period of Coram common stock received by Company shareholders will include the period during which Company common stock surrendered in exchange therefore was held, provided that Company common stock is held as a capital asset in the hands of Company shareholders on the date of the exchange pursuant to Section 1223(1) of the Code.

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     No opinion is expressed about the tax treatment of the Merger under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the Merger that are not specifically covered by the above opinion. No opinion is expressed as to the federal income taxation that may be relevant to a particular investor in light of personal circumstances or to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign investors, dealers in securities and taxpayers subject to the alternative minimum tax). Further, the opinion may not be applicable to a stockholder who acquired shares of the Company's common stock pursuant to the exercise of employee stock options or otherwise as compensation. No opinion is expressed on any other transaction other than the Merger of Company as described above.

                                          Very truly yours,


                                          /s/      ARTHUR ANDERSEN & CO.


                                          --------------------------------------

                                                  Arthur Andersen & Co.


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                                                                       EXHIBIT I

May 24, 1994

Mr. Richard Berkowitz
Arthur Andersen & Company
One Biscayne Tower Suite 2100
Miami, Florida 33131

Dear Mr. Berkowitz:

     In connection with your tax opinion as to the federal income tax consequences of the proposed merger (Merger) of HealthInfusion, Inc., (Company) with HII Acquisition Company (Acquisition) as set forth in the Agreement and Plan of Reorganization dated February 6, 1994 (Agreement), as amended, the Company and Coram Healthcare Corporation (Coram) make the following representations:

      1. Company's board of directors believes that the Merger is advisable and in the best interest of Company and its shareholders and, by a unanimous vote of the directors, approved the Merger agreement and the transactions contemplated thereby and has recommended that company shareholders vote in favor of the proposal to adopt the Merger agreement. The Board believes that the Merger will provide for HealthInfusion's shareholders to have continued equity participation in a larger, more diversified enterprise with enhanced geographic presence and a generally more active trading market. The board also considered the views of Company's management concerning Company competitive positions, prospects, alternatives to the Merger, in light of an infusion therapy industry driven by the need for size in order to survive on-going pricing pressures imposed by third party payors.

      2. Company has no other outstanding share of stock other than the common shares to be exchanged pursuant to the Merger.

      3. To the best knowledge of Company there is no plan or intention by the shareholders of Company who own more than 5% or more of the Company stock, and to the best knowledge of management of the Company there is no plan or intention on the part of the remaining shareholders of the Company to sell, exchange or otherwise dispose of a number of Coram Healthcare Corporation (Coram) common shares received in the Merger that would reduce the shareholder's ownership, as a group of Coram common shares to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding Company common shares as of the same date. For this purpose, Company common stock exchanged in the merger for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional Coram common shares shall be treated as outstanding Company common shares on the date of the Merger.

      4. Company and its shareholders will pay their respective expenses, if any, incurred in connection with the Merger.

      5. Prior to the Agreement, Coram will be in control of Acquisition within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the Code).

      6. There is no intercorporate indebtedness existing between Coram and Company or between Acquisition and Company that was issued, acquired or will be settled at a discount.

      7. At the time of the Merger, Company will not have outstanding any warrants, option, convertible securities or any other type of right pursuant to which any person could acquire stock in Company that, if exercised or converted, would affect Coram's acquisition or retention of control of Company as defined in Section 368(c) of the Code.

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      8. The excess of the aggregate fair market value of the shares of Coram common stock subject to each Company option outstanding immediately after its assumption by Coram over the aggregate option price of such shares will not be more than the excess of the aggregate fair market value of the shares of the Company common stock subject to each option immediately before the assumption over the aggregate option price of such shares.

      9. On a share by share comparison, the ratio of the option price to the fair market value of the Coram common stock subject to such options immediately after the assumption will be no more favorable to the optionee than the ratio of the option price to the fair market value of the Company common stock subject to such options immediately before the assumption, as provided under Section 424(a) of the Code.

     10. Company is not an Investment Company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

     11. On the date of the Merger, the fair market value of the assets of Company will exceed the sum of its liabilities plus the amount of liabilities, if any, to which the assets are subject.

     12. Acquisition has no liabilities that will be assumed by Company. Acquisition will not transfer any assets subject to liabilities in the transaction.

     13. Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

     14. The fair market value of the Coram voting common stock to be received by each shareholder of Company with respect to their Company stock will, in each instance, be approximately equal to the fair market value of the Company common stock surrendered in exchange therefor.

     15. In the proposed Merger, Coram will acquire stock of Company possessing at least 80% of the combined voting power of all classes of Company voting stock and 80% of the shares of each other class of outstanding stock solely in exchange for voting common stock of Coram. Company has one million authorized shares of preferred stock for issuance of which none are or have ever been issued and outstanding. Except for cash payments exchanged for fractional shares and cash payments to shareholders who elect dissenter's rights, no consideration other than Coram voting common stock will be given to exchange for all of the outstanding stock of Company.

     16. The payment of cash in lieu of fractional shares of Coram stock is solely for the purpose of avoiding the expense and inconvenience to Coram of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to the Company shareholders instead of issuing fractional shares of Coram stock and to shareholders electing dissenting rights will not exceed ten percent of the total consideration that will be issued in the transaction to the Company shareholders in exchange for their shares of Company stock. The fractional share interests of each Company shareholder will be aggregated, and no Company shareholder will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Coram stock.

     17. Following the proposed Merger, Company will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets and Company will hold at least 90% of the fair market value of Acquisition's net assets and at least 70% of the fair market value of Acquisition's gross assets held immediately prior to the Merger. For purposes of this representation, amounts used by Company or Acquisition to pay reorganization expenses of Company or Acquisition immediately preceding the transaction will be included as assets of Company or Acquisition, respectively, immediately prior to Merger.

     18. Coram has no plan or intention to redeem or otherwise reacquire the Coram stock to be issued in the Merger.

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     19. Coram has no plan or intention to liquidate Company, to merge Company into another corporation, to sell or otherwise dispose of Company stock or to cause Company to sell or otherwise dispose of any of its assets, except in the ordinary course of business.

     20. Company liabilities and any liabilities to which Company assets are subject were incurred in the ordinary course of Company business.

     21. Shareholders of Company will not own more than 50 percent of the fair market value of the stock of Coram immediately after the Merger.

     22. Following the proposed merger, Company will continue its historic business and the business of its subsidiaries in a substantially unchanged manner, except for changes in the ordinary course of business.

     23. During the five years preceding the effective date of the Merger, Coram did not own any shares of Company's stock.

     24. None of the Coram stock to be issued to Company shareholders will represent consideration for past or future services. None of the consideration to be received by an employee of Company who is also a shareholder of Company is separate consideration for or allocated to, such shareholder/employee's share of Company stock surrendered in the exchange, and the compensation to be paid to such shareholder/employee will be commensurate with amounts paid to third parties bargaining at arm's length for such services.

     25. The "Agreement and Plan of Reorganization" dated February 6, 1994, as amended, represents the full and complete agreement between Coram, Acquisition and Company and no other agreements either written or oral exists.

     26. Each of the parties to the Agreement expects the Merger to qualify as a reorganization under Section 368(a)(1)(A) and 368(a)(2)(E) of the Code.

     27. The Merger will be a merger under the laws of the state of Florida and Company will be acquiring and surviving corporation in the Merger.

     28. The plan or reorganization will be adopted by Company and shall be shown by acts of its duly constituted responsible officers and appear on its official records. Company shall comply with Regulation 1.368-3 regarding records to be kept and information to be filed with the return.

     29. Arthur Andersen & Co. has been provided all of the facts as requested necessary to form its opinion.

                                          Sincerely,


                                          /s/         MILES E. GILMAN


                                          Miles E. Gilman
                                          President/CEO of HealthInfusion, Inc.
                                          Executive Vice President of
                                          Coram Healthcare Corporation

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